Sino Fibre Communications, Inc.
405 Lexington Ave.
26th Floor
New York, NY 10174

September 19, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn: Michael Henderson

Re:         Sino Fibre Communications, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed August 19, 2008
File No. 000-52709

Dear Mr. Henderson:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 2, 2008 and the Staff’s follow up letter dated September 12, 2008.  We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

Item 4.01 Form 8-K filed August 19, 2008

1.	Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

Response:  As we orally advised the Staff September 12, 2008, we intend to amend our Form 8-K accordingly.  We  provided Malone & Bailey, PC  (“Malone & Bailey”) with a copy of our Form 8-K and requested Malone & Bailey to furnish us with a copy of a letter addressed to the SEC stating whether they agree with the statements made by us in the Form 8K regarding their dismissal.  Malone & Bailey has agreed to issue said letter; unfortunately they have been unable to do since they are located in Houston, Texas, and  damage caused by hurricane Ike has temporarily shut down their office and most of their communications.  They have however assured us they will issue the letter as soon as soon as they are able.  Once we receive their letter, we will promptly amend our Form 8K.  We have done everything we can to facilitate and expedite this process and will continue to do so.

2.
When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response: When we engage a new accountant, we will report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with our new accountants, we will disclose any consultations up through the date of engagement.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Ruba Qashu at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

SINO FIBRE COMMUNICATIONS, INC.

By:    /s/ Daniel McKinney
Daniel McKinney
Chief Executive Officer